VIA EDGAR	FOIA Confidential Treatment Requested by TeleCommunication Systems, Inc., pursuant to Rule 83 (17 C.F.R. § 200.83)

October 22, 2013

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 0-30821

Dear Ms. Collins:

This letter is submitted by TeleCommunication Systems, Inc. (the “Company”) in response to the comment letter dated September 9, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Thomas M. Brandt, Senior Vice President and Chief Financial Officer of the Company. For your convenience, each comment has been reproduced in italics below, together with the Company’s response thereto.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F. R. Section 200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

1.	We note to your response to prior comment 1, however, we continue to believe that you have not provided sufficient evidence to support the significant difference between your calculated consolidated equity value and your market capitalization at October 1, 2012. For instance:

•	You refer to the uncertainty regarding Federal Government budgeting issues, including the impact of continuing resolutions and cuts due to sequestration; however, it appears that this would only impact two of your four reporting units. In addition, it would seem that the comparable companies used in your analysis would be similarly impacted by these factors, which should be reflected in the fair value as determined on a comparable company basis. Therefore, explain further how you determined that these factors had a significant impact on your implied control premium;

•	In view of the fact that it appears your stock trades in an active market, explain your statement that your market capitalization “generates [a] higher probability of less efficient market prices” and why your response implies the company’s market capitalization is not reflective of the fair value of your equity securities on a minority basis. Alternatively, tell us why you believe your stock is not actively traded;

•	You state that you believe your market capitalization at October 1, 2012 did not fully recognize the value of your Other Commercial and Government Solutions businesses. Please clarify whether you have asymmetrical information not currently known by market participants related to these units and if so, please supplementally provide; and

•	Explain why refinancing your debt would impact your equity value.

Response:

With regard to the impact of budget uncertainty on market values of government contractors, we believe that when they are out of favor, the impact on our valuation is exaggerated because not only is the market discount applied to our government segment, but to our commercial segment as well, which is about half the company’s revenue. To help support our assertion, we respectfully request the Staff to consider an April 24, 2013 Forbes story describing 2012 defense contractor market conditions that stated: “The situation confronting dedicated service companies who aren’t in the hardware part of the military market is much different. Not only do they lack the financial cushion provided by long-running weapons programs, but their service offerings are often more prosaic. In other words, their success depends mainly on under-pricing competitors rather than special positioning in the marketplace. Not surprisingly, many of these latter enterprises have seen their stocks sell off in the last year even as the equities of big system integrators held up well, and in some

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 3

cases a sizable portion of their shares are being shorted by investors who anticipate a further decline. They are struggling to find a business model that can attract investors in a soft defense market.” With regard to the assumption of active market efficiency, we acknowledge the difficulty of explaining the investor market’s issues that lead to ascribing a lower overall value to the company’s equity than our sum-of-the-parts approach. And it is impossible to quantify those apparent investor issues to “reconcile” the units’ fair values to our microcap public equity value. So we have evaluated the reasonableness of the implied control premium on a qualitative basis.

As indicated in the table included in our August 8 response to question 1, our two largest reporting units (Government Solutions and Other Commercial) represent more than [Redacted]% of our company’s value. In completing our 2012 annual impairment test, we utilized a market approach to calculating our estimated fair value of these two reporting units. Market comparables indicated estimated fair values of these reporting units considerably in excess of the carrying value and therefore we concluded that performing an additional income approach analysis on these two reporting units was not warranted.

Market values of businesses comparable to our Government Solutions reporting unit are substantially higher than our reporting unit’s book value; a rule of thumb for many years has been that government contractors are worth about 1 to 1.2 times revenue depending on business mix, and our business now has more than 25 years history. Further details of selected comparable company valuation multiples are set forth in our response to question 4, showing market values of the four public companies that we believe are most comparable to our Government Solutions unit. An index of ten government contractors has traded at a 1.3x average enterprise value to trailing twelve months revenue during the ten year period ending October 15, 2013, and an average of 1.0x during the latest one- and five-year periods (see Exhibit A for details). And as set forth below, the control premium on our competitor Globecomm Systems proved to be about [Redacted]% when a private equity investor bid the value up following fourth quarter 2012 indications that the company was “in play.”

Our Other Commercial reporting unit includes a very profitable recurring revenue 9-1-1-call-related business that has about 50% market share and operates in a niche market. With more than $[Redacted] million of total Other Commercial reporting unit 2012 EBITDA and $[Redacted] million book value it was intuitively reasonable to us that any valuation approach would affirm a fair value of this reporting unit significantly higher than book value. The “break-even” 2012 EBITDA multiple required to pass Step 1 would be only [Redacted]x, and the reporting unit’s comparable companies traded in a range from [Redacted]x to [Redacted]x of 2012 EBITDA (our response to Comment 4 shows the comparable company multiples).

Our management has continuously asserted that over time our company’s technical expertise in multiple facets of wireless communication technology will prove to be highly valuable. But as a micro cap equity issuer, we have found that many investors are unwilling to take the time to look at the value of the company as the sum of parts, or they ascribe a lot of risk to the parts with which they are less comfortable. Our Government business entails the complexities of government contracting and politics, and Commercial entails complex,

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 4

rapidly changing communication technology markets through a variety of monetization models that require a significant, continuous investment of time to understand. This perception appears to exacerbate the “control premium” effect on the company’s overall value.

Based on our interactions with the equity investment community, our market capitalization is adversely affected by:

•	Discount for multiple segments and business models: We have often been told that the market is applying a significant “conglomerate or multi-industry” discount to TCS. Equity investors have frequently commented that TCS, due to its multiple business models and markets, is not a “pure play” company that can be easily compared with market competitors. Much has been written about discounts afforded companies deemed to be “conglomerates.” A February 26, 2009 Investopedia story stated: “According to the efficient market hypothesis, the price of a stock should, in any given moment, reflect the sum of a business’s parts. In reality, there are many instances in which a company will trade at a discount to its breakup value. In fact, it is not uncommon for a stock to trade at levels below the breakup value for extended periods of time.” Investment bank analysts have often told management that their area of specialty makes them comfortable with either TCS’s government or commercial technology operations, and the other companies they cover are usually one or the other. We do not know of any publicly traded companies that report both a government segment and telecommunications software-related commercial segment.

•	Micro-cap stock: Ours is now a micro cap stock, which has a higher probability of being less efficiently priced by the market. Because of their size and relative illiquidity, micro-cap stocks are not investible for the vast majority of institutional investors and are followed by fewer professional investors. Having fewer professional investors buying and selling micro-cap stocks creates a higher probability of less efficient prices for those stocks relative to companies with significantly larger market capitalizations. A recent Seeking Alpha article about the Company stated that “micro-cap stocks rarely get analyst coverage or independent analysis, which leads to many misconceptions about their valuation.” (see Exhibit B)

•	Insider control: The chief executive officer and founder of the company holds all 5.1 million outstanding class B common shares that are entitled to three votes per share. With these shares, the chief executive holds more than 20% of the voting rights for the company. Some investors believe the market applies a discount to the class A common stock due to relatively high “insider” control, because any action not advocated by the chief executive officer would have to overcome this voting block. We also have staggered Board term expiration dates, which prevent a speedy change in the composition of the Board.

In September 2012, Cannell Capital LLC, a greater than 5% shareholder of TCS, filed a Schedule 13D with the SEC that contained a letter addressed to me as CFO. The letter cites a Wedbush Securities analyst report that: “detailed the consolidated net asset value (“NAV”) of TCS “between $7.40 and $11.81 per share” and expresses frustration that “the 350% gap between the current stock price and the midpoint of $9.61 of Mr. Sutherland’s appraisal persists.” The filing is attached as Exhibit C.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 5

[Redacted] investor recently commented in an email to me that our stock is primarily held by funds that trade not on “fundamentals” but on algorithms. Where our stock trades on fundamentals, we are advised that the issues above are the dominant value concerns, not values of operating units. Trading volume in our stock dropped somewhat in 2012 when we were dropped from the Russell 2000 and the market for our stock is limited at sub-$5 per share.

We do not believe that any material information required to be reported is known by market participants that is “asymmetrical” to management’s knowledge.

With regard to debt, TCS issued $103.5 million of 4.5% convertible Notes in 2009, when the stock was trading around $8 per share, and the Notes are scheduled to mature in 2014. During the first half of 2012 when the stock was trading in a much lower range, a prominent analyst wrote that the value of our stock was being adversely affected by refinancing uncertainty. In particular, the concern was that significantly more dilutive and/or higher interest forms of capital would be required to replace the 2009 debt, which could have the impact of diluting or significantly reducing cash flows available to common equity holders. So during 2012, we believe that the refinancing risk adversely affected the market value of our common stock.

On May 2, 2013, we announced a $50 million exchange of 4.5% Convertible Senior Notes into 7.75% Convertible Senior Notes due in 2018 and having the same strike price as the 4.5% notes. This note exchange resulted in no additional dilution to TSYS equity holders. In addition, on June 26, 2013 we announced a new credit facility large enough to refinance the remaining 4.5% Notes. As a result of these announcements and other factors including our re-inclusion in the Russell 2000 index which occurred on June 28, 2013, TCS’s stock price increased from $1.97 on May 1, 2013 to $3.18 on July 25, 2013, the day we announced Q2 earnings after market hours. We believe that much of this 61% increase in the stock price was attributable to the removal of both refinancing uncertainty and dilution from any refinancing of the 4.5% Notes.

We believe the qualitative factors of which we were aware affirmed the reasonableness of our conclusions with regard to step 1 of the goodwill impairment test required by FASB ASC 350. As set forth following our response to Item 5, we have performed sensitivity analysis on our assumptions, which results in a lower implied control premium but still indicates a substantial cushion with regard to the step 1 tests. If sensitivity analysis of our market comparables valuation suggests that the step 1 test could be inconclusive, we would perform additional evaluations of reporting unit fair values, including discounted cash flow analysis, to further evaluate the possible need to perform step 2 of the goodwill impairment test.

It is noteworthy that in August 2013, Globecomm, a comparable company to TCS’s Government Solutions Group reporting unit, agreed to be acquired by Wasserstein & Co. at a multiple of 2013 revenue of approximately [Redacted]x, which compares to the [Redacted]x multiple at which Globecomm’s stock was trading before the company announced that it was putting itself up for sale. The stock price at which Globecomm agreed to be acquired was

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 6

22% higher than the closing price on January 14, 2013 (the day on which Globecomm announced it had hired an investment banker to review potential strategic alternatives), but subsequent to investor expectations that the company was “in play,” indicative of a still larger actual control premium. This transaction is indicative of the degree of control premium that can exist in market prices of microcap company equity securities similar to a large part of our business.

2.	Tell us what comprises the “DCF of Unallocated Corporate Costs” as disclosed in the table provided in response to prior comment 1 and tell us how this item compares to the corporate expenses included in the segment reconciliation in Note 21.

Response:

The “DCF of Unallocated Corporate Costs” is required to reconcile the aggregate fair value of the reporting units to consolidated market value in the table included in our July 25 response to question 1. The Unallocated Corporate Costs disclosed in the table represent the net present value of about $[Redacted] million per year of selling, general and administrative costs which are reported primarily as “General and administrative expense” in the Note 21 reconciliation of Segment Gross Profit to Net income (loss). For each of our company’s acquisitions, all of which were previously private companies, we have found that our allocations of corporate expenses exceed the counterpart costs that were incurred by the operations of the businesses as standalone private companies. The unallocated corporate costs represent our estimates of senior corporate executive and board compensation, governance and compliance costs associated with our corporate capitalization as a leveraged public company, and costs of our Company’s “hardened” information technology infrastructure associated with promoting the Company as specializing in secure and highly reliable wireless communications.

3.	In your response to comment 6 in your July 2, 2013 letter, you state that the net book value for each of your reporting units excludes deferred taxes. Explain further what deferred tax items were excluded from your calculations and tell us how this complies with the guidance in ASC 350-20-35-7.

Response:

Our company’s deferred tax amounts net to a significant net deferred tax asset arising mainly from cumulative past net operating loss and R&D credit carryforwards. Our response on July 2 to comment 6 was imprecisely worded, but our calculations were performed correctly.

According to ASC 350-20-35-7, in determining the carrying amount of a reporting unit, deferred income taxes shall be included in the carrying amount of the reporting unit. [The deferred tax liabilities directly attributable to legal entities included in our Navigation and Telematics reporting unit ($[Redacted] million [Redacted]) and to legal entities in our Cyber reporting unit ($[Redacted] million [Redacted]) were included in our calculations of their net book values, as both of these units correspond to separate legal entities for which we maintain separate tax records.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 7

The remaining $[Redacted] million net deferred amount was a deferred tax [Redacted]. It was not associated with nor allocated to the Other Commercial and Government Solutions Group reporting units. The fair value of those two reporting units was significantly above the book value without [Redacted] a portion of the $[Redacted] million net deferred tax [Redacted] to book value. We have allocated it and there was no effect on the Step 1 calculation results.

4.	We note from your response to prior comment 2 that you determined the fair value for your Government, Other Commercial and Cyber Intelligence reporting units using the comparable company approach. Please explain further the following as it relates to your goodwill impairment analysis for each of these reporting units:

•	Describe the criteria considered in selecting the comparable companies used in your analysis;

•	Tell us which comparable companies were used to determine the fair value for each reporting unit and why you believe these were the appropriate companies to use in your analysis;

•	Tell us how you determined that use of the comparable company approach was appropriate for each of these reporting units; Explain how you determined that the revenue and Adjusted EBITDA data used in the market comparable approach reflected market participant assumptions about each of your reporting units;

•	Tell us whether you considered other valuation techniques when determining the fair value of each reporting unit and if so, why those techniques were not used in your analysis. We refer you to paragraphs 24 – 24B of ASC 820-10-35-24. As part of your response, please explain why you felt it was appropriate to use multiple valuation techniques for the Cyber Intelligence reporting unit but not for the Government and Other Commercial reporting units; and

•	Explain how you weighted the discounted cash flow and market comparable approaches for the Cyber Intelligence reporting unit to determine its fair value.

Response:

The comparable companies used were publicly traded companies that are either competitors to TCS or have similar business models, or are in similar industries that may be perceived as having similar risk in the market. In some cases, the comparable companies have been mentioned by external analysts of our stock as comparable to TCS.

Comparable companies used were:

•	Other Commercial:

•	[Redacted]

These companies are engaged in wireless communication technology, generally selling to or though wireless carriers as does our business. [Redacted] Each comparable company’s business varies from that of our company to some degree, so we used the average of the comparable companies’ multiples to value our reporting unit, as shown below. We also analyzed the expected growth rate of our Other Commercial reporting

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 8

unit’s revenue and EBITDA versus the 2012 to 2013 growth implied by the average of the comparable companies, and determined that using the average of the comparable companies’ multiples was reasonable.

[Redacted]

•	Government Solutions Group:

•	[Redacted]

•	Cyber Intelligence:

•	[Redacted]

At the time of our 2012 annual goodwill impairment test, TCS used the term “EBITDA” to refer to what we now call “Adjusted EBITDA,” which excludes the amortization of stock-based compensation. Throughout this response, we have presented the titles as we originally presented them, so “EBITDA” refers to “Adjusted EBITDA” throughout. We believe that revenue and Adjusted EBITDA multiples are the primary cash flow metrics that are used to value enterprises, particularly where the cash flows of the comparables arise mainly from technology-based services companies with relatively minor tangible assets.

The only difference between EBITDA and our company’s “Adjusted EBITDA” is noncash stock-based compensation. We have observed that most companies whose EBITDA multiples we have used as part of our Step 1 tests report Adjusted EBITDA, computed the same way TCS computes Adjusted EBITDA, so that the comparisons are valid, and the distinction does not materially affect our step 1 conclusions. In 2013 we will confirm that the market data we use for our Step 1 work is appropriately comparable to our data so as not to inappropriately impact our conclusions.

For all of our reporting units, we calculated both 2012 and 2013 estimated enterprise value to revenue and enterprise value to EBITDA multiples. We selected at least four comparable companies for each reporting unit, and calculated implied valuations based on two metrics and two years for each metric. By using the average of the four implied valuations, we mitigated the impact of any outlier multiple for a comparable company, or for a metric.

With respect to the staff’s question as to why we did not use multiple valuation techniques, we relied principally on the market approach in our reporting unit valuations because we believe that approach derived reasonable estimates of fair value for purposes of determining whether the book value of our reporting units is greater than fair value. Specifically, for the Other Commercial and Government Solutions Group reporting units, we observed that the market multiple fair values far exceeded the book value of these reporting units, and based on our knowledge of the cash flows of these businesses, it was improbable that an income approach to valuation would derive a valuation that indicated that book value exceeded fair value. When measuring the fair value of a reporting unit, we acknowledge that multiple

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 9

valuation techniques are often used, and the respective indications of fair value are then evaluated considering the reasonableness of the ranges of values indicated by the results. However, ASC 350 and ASC 820 do not require that multiple approaches be used in determining fair value. ASC 820 states, “A reporting entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.” We believe that the market approach to valuation that we utilized meets this objective in our circumstances. Specifically, if we had completed a valuation of these reporting units using a discounted cash flow income approach, the results would have yielded similar indications of fair value.

For the Cyber Intelligence reporting unit, we weighted the DCF and market multiple valuation methods evenly (50% each), because we believe that weighting is a practical way to incorporate the results of both forms of test in our conclusion, and both methods are valid, commonly used approaches.

5.	Tell us how you determined the EBITDA multiple of 7.0x and the discount rate of 12% for the discounted cash flow model that was used to fair value the Cyber Intelligence reporting unit.

Response:

EBITDA multiple of 7.0x: The comparable companies for our Cyber Intelligence reporting unit had multiples of 2012 EBITDA ranging from [Redacted]x to [Redacted]x with a mean of [Redacted]x and multiples of 2013 EBITDA ranging from [Redacted]x to [Redacted]x with a mean of [Redacted]x. Sourcefire and KEYW Holdings have realized premium multiples of earnings and EBITDA as “pure play” cyber security companies because cyber security and intelligence is one of the fastest growing technology sectors because of the increased threats to government and civilian computer infrastructure.

We selected a 7.0x EBITDA multiple, a number significantly below the mean of the comparable companies, as a reasonable terminal value multiple because the perpetuity cash flow growth rate implied by a 7.0x EBITDA multiple approximated our Cyber Intelligence unit’s expected future cash flows beyond the five-year forecast period. The table below shows our Discounted Cash Flow analysis.

[Redacted]

12% Cost of Capital: We used the Capital Asset Pricing Model to calculate a weighted average cost of capital. Our assumptions for Cyber’s cost of capital are based on a market participant view. Based on comparable companies, a [Redacted] unlevered beta was selected, and [Redacted]% of the capital structure was assumed to be debt financed. Based on these inputs, Cyber’s WACC was 11.9%, as shown in the table below.

[Redacted]

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 10

We have performed sensitivity analyses with regard to the comparable company assumptions used to value our Other Commercial, Government Solutions Group, and Cyber Intelligence reporting units due to the significant implied control premium implied in our market capitalization reconciliations. (The Navigation unit’s valuation was thoroughly vetted with non-E&Y valuation professionals a few months earlier when we wrote it down in the 2012 second quarter, and there had been no adverse changes in that business). For these analyses, we made the following changes to our base cases:

	2012 Impairment
	Analysis		Sensitivity
	Base Case		Case
Other Commercial Reporting Unit
2012 Revenue Multiple	[Redacted]
2013 Revenue Multiple
2012 EBITDA Multiple
2013 EBITDA Multiple

Government Solutions Group Reporting Unit
2012 Revenue Multiple
2013 Revenue Multiple
2012 EBITDA Multiple
2013 EBITDA Multiple

Cyber Intelligence Reporting Unit
2012 Revenue Multiple
2013 Revenue Multiple
2012 EBITDA Multiple
2013 EBITDA Multiple
WACC	11.9%
Terminal Value EBITDA Multiple	7.0	x

Calculations using lower revenue and EBITDA multiples, as shown in the following table, indicate that the reporting units pass step 1 of the impairment test by significant amounts.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 11

($ millions)	Enterprise Value /		Enterprise Value /
	2012	2013	2012		2013
Other Commercial Reporting Unit
2012 Annual Impairment Review Comparable Company Multiple			[Redacted	]
Sensitivity Case Comparable Company Multiple
Other Commercial Statistic
Sensitivity Case
Valuation before Control Premium
Average Valuation before Control Premium
Reporting Unit Control Premium ([Redacted])
Valuation including Control Premium
Other Commercial Unit Net Book Value
Other Commercial Unit Valuation % of Net Book Value

Government Solutions Group (“GSG”) Reporting Unit
2012 Annual Impairment Review Comparable Company Multiple
Sensitivity Case Comparable Company Multiple
GSG Statistic
Sensitivity Case
Valuation before Control Premium
Average Valuation before Control Premium
Reporting Unit Control Premium ([Redacted])
Valuation including Control Premium
GSG Unit Net Book Value
GSG Unit Valuation % of Net Book Value

Cyber Intelligence Reporting Unit
2012 Annual Impairment Review Comparable Company Multiple
Sensitivity Case Comparable Company Multiple ([Redacted])
Cyber Intelligence Statistic
Sensitivity Case
Valuation before Control Premium
Reporting Unit Control Premium ([Redacted])
Valuation including Control Premium
Cyber Intelligence Unit Net Book Value
Cyber Intelligence Unit Valuation % of Net Book Value

We also tested the sensitivity of the Cyber Intelligence unit discounted cash flow valuation by increasing the WACC to [Redacted]% and decreasing the terminal value to [Redacted]x EBITDA. The resulting value was $[Redacted] million, which is [Redacted]% of book value. Evenly weighting the Cyber Intelligence sensitivity case discounted cash flow valuation and the sensitivity case comparable company valuation results in a $[Redacted] million valuation, which is [Redacted]% of book value.

The table below compares the sensitivity case values noted above with the valuation analysis management performed at its annual review. The implied control premium versus the market value of the Company’s stock on October 1, 2012 is [Redacted]% in the sensitivity case versus [Redacted]% for the annual impairment review valuation analysis. Management believes that an implied control premium in the [Redacted]% range is reasonable and ascribable to the factors enumerated in the response to comment 1 above.

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission October 22, 2013 Page 12

	2012 Annual
	Impairment	Sensitivity Case
($ millions)	Review	Analysis
Navigation & Telematics	[Redacted]
Other Commercial
Government Solutions Group
Cyber Intelligence (1)

Aggregate Fair Value of Operating Reporting Units

Less Corporate Debt and Capital Leases	(175.2)	(175.2)
Plus: Corporate Cash	64.6	64.6
Less DCF of Consolidated Costs	[Redacted]
Calculated Consolidated Equity Value

TCS 10/1/2012 Market Capitalization	$136.5	$136.5

Equity Value in Excess of Market Capitalization	[Redacted]

(1)	The Cyber Intelligence sensitivity case valuation is weighted 50% DCF ($[Redacted] million) and 50% comparable company valuation ($[Redacted] million)

To further affirm the reasonableness of the overall valuation of TCS’s two larger reporting units, we applied the lowest revenue multiple of all our reporting units in our annual impairment review (the [Redacted] unit’s [Redacted] times revenue) to the company as a whole. The company’s equity value would thus be $[Redacted] million less net debt of $[Redacted] million = $[Redacted] million, vs. the market capitalization of $136 million.

The company acknowledges the Commission’s observations regarding our goodwill impairment testing and will take them into consideration in completing calculations and preparing disclosures in future reports.

*     *     *

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (410) 280-1224 or Mr. Wm. David Chalk of DLA Piper, the Company’s corporate counsel at (410) 580-4120 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Thomas M. Brandt, Jr.

Senior Vice President and Chief Financial Officer

cc:	Megan Akst, SEC Staff Accountant

Wm. David Chalk, Esq., DLA Piper LLP (US)

275 West Street, Annapolis, Maryland 21401

www.telecomsys.com

Exhibit A

Government Contractor Historical EV/Revenue (TTM) Multiples

As of October 15, 2013

Data Source:

Historical Enterprise Value (EV)/Revenue for trailing 12 months (TTM) Multiple results:

•	10-year EV/ TTM revenue multiple: 1.29x

•	5-year EV/ TTM revenue multiple: 1.00x

•	1-year EV/ TTM revenue multiple: 1.05x

Companies selected for the calculation:

•	The average is based on a basket of 10 contractors that exclude the large prime contractors, including our four GSG comps and six other mid-cap and small-cap government contractors, namely:

1.	L-3 Communications Holdings Inc. (NYSE:LLL)

2.	Rockwell Collins Inc. (NYSE:COL)

3.	Harris Corporation (NYSE:HRS)

4.	Kratos Defense & Security Solutions, Inc. (NasdaqGS:KTOS)

5.	Globecomm Systems Inc. (NasdaqGS:GCOM)

6.	ManTech International Corporation (NasdaqGS:MANT)

7.	NCI, Inc. (NasdaqGS:NCIT)

8.	Dynamics Research Corporation (NasdaqGM:DRCO)

9.	Comtech Telecommunications Corp. (NasdaqGS:CMTL)

10.	ICF International Inc. (NasdaqGS:ICFI)

Exhibit B

Seeking Alpha article by Justin Kuepper, October 7, 2013

http://seekingalpha.com/article/1732852-telecommunication-systems-appears-undervalued-with-catalysts

TeleCommunication Systems Appears Undervalued With Catalysts

Oct 7 2013, 15:15 | 4 comments by: Justin Kuepper | about: TSYS, includes: COL, HRS, KTOS, LLL

Disclosure: I have no positions in any stocks mentioned, and no plans to initiate any positions within the next 72 hours. (More…)

Micro-cap stocks rarely get analyst coverage or independent analysis, which leads to many misconceptions about their valuation. For instance, temporary downturns driven by market conditions or business model shifts can dramatically hurt share price. Individual investors that can put these events into context have opportunities to profit handsomely from these market misperceptions as the stocks return to a fairer valuation over time.

TeleCommunication Systems (NASDAQ: TSYS) has been providing highly reliable and secure wireless communication technology to government and commercial end markets since 1987. With a portfolio of more than 260 patents and over 350 patent applications, the Maryland-based company’s solutions include cyber-security, satellite-based and cellular network services, as well as “mobile cloud” software generating recurring monthly revenues.

The company is also an excellent example of the aforementioned misperceptions. In this case, investors could see shares more than double from their current levels to more than $6.00 per share.

Rapidly Growing End Markets

TeleCommunication Systems operates in several large and growing end markets, including a $65.5 billion cyber-security market growing at a 6% CAGR, a ~$5 billion military and government satellite industry growing at a 10% CAGR, a next generation 9-1-1 industry projected to reach $347 million in non-recurring spending and $245 million in recurring spending by 2016, and a global mobile security market that’s projected to reach about $2.5 billion by 2016.

As of Q2 2013, the company generated about 67% of its revenues from services and 33% from systems, with about 60% of those figures coming from government sources and 40% coming from commercial sources. Over the past five years, government revenues have grown at a 34% CAGR to reach over $300 million by 2012, while commercial revenues have expanded at a 20% CAGR to reach $183 million by 2012, although they have fallen. (See Figures 1 and 2)

Figure 1 - Government Performance - Source: TeleCommunication Systems

Figure 2 - Commercial Performance - Source: TeleCommunication Systems

One-Time Problems Resolving

TeleCommunication Systems has seen its commercial and government revenues slow down over recent quarters and years. Sustained turmoil in the federal budget has led to delays in purchasing on the government side, while the commercial side has slowed down along with the weakness in the overall economy. But looking ahead, there are some catalysts that could resolve these problems, including increased government spending and a new commercial contract.

According to management comments on its Q2 2013 conference call:

Sustained turmoil in the federal budget process has led to the postponement and delays in new systems purchases and delays in new services contracts. This condition also tends to increase the concentration of sales of systems like ours into the second half of calendar years around the period shortly before and after the government’s September 30 fiscal year end.

2

We are seeing increased activity for all our products and services which we expect to lead to a stronger second half then the first half of 2013. As we head into Q3, our government segment continues the pipeline of 31 programs that we are pursuing for a combined contract ceiling of $169 billion.

On the same call, the company hinted that it signed a new deal on the commercial side:

We have previously reported that TCS has been working toward a contractual relationship with a second platform for device company and we can now report that we have entered into a second contract for business beginning in 2014. As with BlackBerry the customer is very sensitive about confidentiality of our arrangement so there is nothing more that we can disclose at this time about it but we want investors to know that we are executing on our plan which we believe affirms the value of our software.

In June, the company also exchanged $50 million of 4.5% convertible notes due in 2014 to 7.75% notes convertible at the same stock price and due in 2018. Soon after, the company entered into a new credit facility and retired an additional $9.9 million of 2014 notes. By extending these maturities, the company’s balance sheet has been significantly strengthened, freeing up cash and enabling management to better execute its business plan.

Attractive Sum of Parts Valuation

TeleCommunication Systems operates in an industry that’s ripe for mergers and acquisitions (“M&A”) given the aforementioned growth in both of its end markets. On the commercial size, there have been a number of telecom M&A transactions, ranging from AT&T Inc.‘s (T) $1.2 billion deal to acquire Leap Wireless Inc. to Verizon Communications Inc.‘s (VZ) deal to buy Vodafone Group plc’s (VOD) 45% stake in Verizon Wireless Inc. (VZW) for $130 billion.

But, the real opportunity for M&A on the company’s scale is likely on the government side of its business where there are fewer operators. The proliferation of data-intensive assets, including unmanned arial vehicles (“UAVs”) and mobile communication systems in the field, has been driving this market that’s still 80% to 90% provided by commercial operators. Given TSYS’s strong position in the market, it could become an attractive segment for purchase.

Some recent acquisitions in the government SATCOM market have included:

Date	Acquirer	Target	Deal Size
August 2011	European Aeronautic Defense & Space Company NV (EADSF)	Vizada	$960mm
May 2011	Kratos Defense & Security Solutions Inc. (KTOS)	Integral Systems	$261mm
September 2010	L3 Communications Holdings Inc. (LLL)	3Di Technologies	$11mm
May 2010	Harris Corp. (HRS)	CapRock Communications	$525mm
May 2009	Rockwell Collins Inc. (COL)	DataPath	$130mm

Figure 3 - SATCOM M&A Activity - Source: KippsDeSanto Investment Banking

While this segment may drive the spin off or M&A value, investors can also appreciate a sum-of-parts valuation showcasing just how undervalued TeleCommunication Systems is in today’s dollars. Based on

3

recent valuation multiples and trailing 12-month revenues, the company’s management estimated this valuation to be between $6.00 and $13.00 per share in its most recent investor presentation (see Figure 4 below).

Figure 4 - Sum of Parts Valuation - Source: TeleCommunication Systems

Finally, it’s also worth noting that the company trades well below industry and S&P 500 valuations when it comes to its financial ratios. Most notably, the stock trades with a price-earnings to growth ratio of just 0.4x, an earnings yield of 7.6%, and a price-cash ratio of just 4.2x compared to the S&P 500’s 10.2x ratio. These financial ratios (seen in the Figure 5) confirm that the aforementioned price targets would be reasonable valuations for the equity.

Figure 5 - Financial Ratio Comparison - Source: Morningstar

Risk Factors And Conclusions

TeleCommunication Systems represents an attractive investment opportunity, given that it trades at just $143.7 million - or $2.45 per share. With a sum-of-parts valuation of close to $6.00, on the conservative end, and potential improvements in its top- and bottom-line financial results over the coming quarters, this value could begin to be reflected in its share price.

Of course, there are a number of risks that investors should also be aware of before investing. First, the company depends largely on government contracts that are extremely volatile right now due to the budget crisis and military cutbacks. Second, the stock itself trades with limited liquidity of just about 191,000 shares per day. And third, the company still has a sizeable debt load that it must take care of, although its cash flow reduces the risk.

4

Investors willing to assume these risks, and those associated with a micro-cap stock, may want to take a closer look at TeleCommunication Systems. While it has traded at a discount for some time, investors may see a bottom in the near-term with several upcoming catalysts ahead to bring it back to a fairer valuation.

5

Exhibit C

Cannell Capital LLC September 13, 2012 13-D Filing

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telecommunication Systems, Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class Securities)

693315103 (CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001

(307) 733-2284

(307) 733-2284 FREE

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 693315103

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J. Carlo Cannell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
2(d) or 2(e)

6.	Citizenship or Place of Organization USA

7.	Sole Voting Power 3,051,465*

8.	Shared Voting Power 0

9.	Sole Dispositive Power 3,051,465*

10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,051,465*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.8% *

14.	Type of Reporting Person (See Instructions)

IN

*	Based on information set forth on the Form 10-Q of Telecommunication Systems, Inc. (the “Company”) as filed with the Securities and Exchange Commission on August 6, 2012, there were 52,549,801 shares of Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of September 11, 2012. As of September 10, 2012 (the “Reporting Date”), the Cuttyhunk II Fund (“Cuttyhunk”), Optima UCITS Umbrella Plc/Cannell UCITS Fund (“Cannell UCITS”), Tonga Partners, L.P. (“Tonga”), and the Tristan Offshore Fund Ltd. (“Tristan Offshore” and collectively with Tonga, Tristan, and Cannell UCITS, the “Funds”) held in the aggregate 2,674,581 Shares. Cannell Capital LLC acts as the investment adviser to Cannell UCITS, Cuttyhunk, and Tristan Offshore, and is the general partner of and investment adviser to Tristan and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the Shares held by the Funds. For its own accounts, Cannell Capital LLC is the holder of a convertible notes that may be exchanged for 376,884 shares of the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,051,465 Shares, or approximately 5.8% of the Shares deemed issued and outstanding as of the Reporting Date.

Item 1.	Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share (the “Shares”), of Telecommunication Systems, Inc. (the “Company”), a Washington corporation. The address of the principal executive offices of the Company is 275 West Street, Annapolis, MD 21401.

Item 2.	Identity and Background

This statement on Schedule 13D is filed by J. Carlo Cannell, a natural person, whose business address is Cannell Capital, LLC, P.O. Box 3459, 310 East Pearl Street, Unit A., Jackson, WY 83001. Mr. Cannell is the sole managing member of Cannell Capital, LLC (the “Adviser”). The Adviser acts as the investment adviser to Tristan Offshore Fund, Ltd., a Cayman Islands limited company (“Tristan Offshore”) and the Optima UCITS Umbrella Plc/Cannell UCITS Fund, an Irish company registered under the European Union’s UCITS IV directive (“Cannell UCITS”), and is the general partner of and investment adviser to Tonga Partners, L.P., a Delaware limited partnership (“Tonga” and, collectively with Cannell UCITS, Cuttyhunk, and Tristan Offshore, the “Funds”). Mr. Cannell is the sole managing member of the Adviser.

Mr. Cannell has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cannell is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used in making the purchase of Shares described in Item 5 of this Schedule 13D came from the working capital of the Funds. The Funds have invested an aggregate amount of approximately $5,435,510.02 in the Shares and an additional $3,284,312.50 in bonds convertible into the Shares.

Item 4.	Purpose of Transaction

Mr. Cannell, on behalf of the Funds, identified the Company as an entity satisfying each Fund’s investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Based on information set forth in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on August 6, 2012, there were 52,549,801 Shares issued and outstanding as of August 6, 2012. As of September 12, 2012 (the “Reporting Date”), the Funds owned 2,674,581 Shares. The Adviser acts as the investment adviser to Cannell UCITS, Cuttyhunk, and Tristan Offshore, and is the general partner of and investment adviser to Tonga. For its own accounts, Cannell Capital LLC is the holder of convertible notes that may be exchanged for 376,884 shares of the Company. Mr. J. Carlo Cannell is the sole managing member of the Adviser.

(a) As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Cannell may be deemed to beneficially own 3,051,465 Shares, or approximately 5.8% of the Sharesdeemed issued and outstanding as of the Reporting Date.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of Cannell UCTIS, Cuttyhunk, and Tonga.

(Purchases)
Date	Entity	Security	Quantity	Price
7/25/2012	Cannell UCITS	Shares	10,986	$1.19
8/3/2012	Cuttyhunk	Shares	4,433	$1.36
8/6/2012	Cuttyhunk	Shares	13,158	$1.40
8/14/2012	Cuttyhunk	Shares	15,553	$1.46
8/14/2012	Tonga	Shares	5,540	$1.46
8/15/2012	Cuttyhunk	Shares	1,309	$1.47
8/15/2012	Cuttyhunk	Shares	52,268	$1.46
8/15/2012	Tonga	Shares	3,291	$1.47
8/15/2012	Tonga	Shares	62,732	$1.46
8/21/2012	Cuttyhunk	Shares	23,022	$1.48
8/21/2012	Tonga	Shares	28,931	$1.48

(Sales)

None.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Letter to Thomas M. Brandt, CFO and Member of the Board of Directors of Telecommunication Systems, Inc. dated September 12, 2012.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 12, 2012

Date

/s/ J. Carlo Cannell

Signature

J. Carlo Cannell in his capacity as the Managing Member of Cannell Capital LLC, investment adviser to Cuttyhunk II Fund Limited, the Optima UCITS Umbrella Plc/Cannell UCITS Fund, and Tristan Offshore Fund Limited, and general partner of, and investment adviser to, Tonga Partners, L.P.

Name/Title

September 12, 2012

Mr. Thomas M. Brandt

Chief Financial Officer and Member of Board of Directors

TeleCommunication Systems Inc. (“TSYS”)

275 West Street

Annapolis, MD 21401

Dear Thomas,

Thank you for taking the time to meet me on June 20th, 2012 at your office. I do regret that Maurice B. Tose, CEO and Chairman, was not able to meet me then, this summer in New York or in San Francisco on September 6, 2012 to represent TSYS at the “Gateway Conference” which I attended in hopes of meeting Mr. Tose.

Whilst I have over the last three months lost my zeal for the hunt of Mr. Tose (twas not for a lack of effort) I am gratified that your appraisal of the assets of our company at our meeting in June are aligned with that of Cannell Capital LLC and that of Scott Sutherland of Wedbush Securities, Inc. whose August 29, 2012 report detailed the consolidated net asset value (“NAV”) of TSYS between $7.40 and $11.81 per share.

I write you now on behalf of both creditors and shareholders (of which we are both, having adopted the Texas Hedge of investing across most of the registrant’s capital structure) to encourage you and other members of the board of directors of TSYS to start a process to monetize our assets at this Friday’s meeting of the board of directors.

Disturbingly, shareholder’s equity sunk by 43% in the second quarter of 2012 after increasing each of the prior 20. This has had the odious effect of reducing the equity value to the levels of three years ago, precisely the time that TSYS issued $103.5 million of 4.5% convertible notes for questionable acquisitions. This issuance marked the commencement of the tilt of true ownership to the creditors from shareholders, in my opinion. The credit market now requires, nay extracts, a 13% yield to its looming Halloween 2014 maturity.

The recent decline in shareholder value is arguably the result of the lack of strategic direction of TSYS. A scan of letters to shareholders over the past five years suggests increasing fogginess from the more active “focus on monetizing text messaging, location-based wireless technology and secure satellite-based communications technology” in 2008 to the mushy “leadership team is collaborating to expand our market footprint” in 2011. In nautical terms (which should resonate with the background of many of your brethren) is the hand of the reclusive skipper (Tose) positioned firmly on the tiller? Recent investor presentations detail the inventory of, but give no clear direction regarding how, such assets will best deployed for their owners and creditors.

It is my opinion that the 350% gap between the current stock price and the midpoint of $9.61 of Mr. Sutherland’s appraisal persists due to this lack of direction. I implore the board to plot a new course focusing on the sale or merger of the company in order to maximize shareholder value with robust precision and alacrity.

It is my opinion that real estate, uranium, certain miners, and sundry community banks now offer superior returns to defense communications but it is not my role or desire to convince you of such in this filing. It is my responsibility, and my want, to maximize return in attractive, but arguably stagnated opportunities such as TSYS and subsequently recycle gains into more promising venues such as those mentioned above herein on behalf of my investors.

Best regards!

Sincerely,

J. Carlo Cannell

Managing Member